Exhibit 99.1

TransAlta Announces Closing of Second Tranche of the Brookfield Strategic Financing

CALGARY, AB, Oct. 30, 2020 /CNW/ - TransAlta Corporation ("TransAlta" or "the Company") (TSX: TA) (NYSE: TAC) today announced the closing of the $400 million second tranche of its previously announced strategic investment by an affiliate of Brookfield Asset Management ("Brookfield"). As previously disclosed, Brookfield committed to invest $750 million in TransAlta through the purchase of exchangeable securities, which are exchangeable in the future into an equity ownership interest in TransAlta's Alberta hydro assets at a value based on a multiple of the hydro assets' future adjusted EBITDA. In connection with today's second closing, Brookfield has invested a total of $750 million in exchangeable securities of TransAlta; consisting of $350 million in unsecured, subordinated debentures issued on May 1, 2019 and a further $400 million in exchange for a new series of redeemable, retractable first preferred shares. The Company intends to use the proceeds from the second tranche of the financing to advance the Company's coal-to-gas conversion program, to fund other growth initiatives, to return capital to its shareholders and for general corporate purposes.

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its website at transalta.com.

Forward-Looking Statements:
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively referred to as "forwarding-looking statements"). All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management's experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as "may", "will", "can", "could", "would", "should", "shall", "believe", "expect", "estimate", "anticipate", "intend", "plan", "propose", "project", "forecast", "foresee", "potential", "enable", "continue" and similar expressions. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from those set out in the forward-looking statements. More particularly, and without limitation, this news release contains forward-looking statements relating to the use of proceeds. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the outcomes of existing or potential legal actions not being as anticipated, including those pertaining to the Brookfield investment; changes in our relationships with Brookfield and its affiliated entities or our other shareholders; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA; the Brookfield investment not resulting in the expected benefits for the Company and its shareholders; the ability to identify and execute on growth initiatives; and other risks and uncertainties contained in the Company's Management Proxy Circular and its Annual Information Form and Management's Discussion and Analysis for the year ended December 31, 2019, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the U.S. Securities and Exchange Commission ("SEC") on www.sec.gov. Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2020/30/c0856.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 09:23e 30-OCT-20